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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:
                              Form 20-F X      Form 40-F
                                      -----             -------

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):
                                    Yes       No X
                                       ----     ----

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):
                                    Yes       No X
                                       ----     ------

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                                    Yes       No X
                                      ----     -----

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                              ENDESA, S.A.

Dated: December 22nd, 2003              By: /s/ David Raya
                                          ---------------------------------
                                          Name: David Raya
                                          Title: Manager of North America
                                                 Investor Relations
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      Elesur Transfers Its 5% in Enersis to Endesa Internacional

   NEW YORK--(BUSINESS WIRE)--Dec. 22, 2003--Endesa (NYSE:ELE)

   -- The transaction falls within Endesa's operating plans focused on cost reduction and pursues a more efficient and simple ownership structure for Endesa's Chilean subsidiaries.

   --  The transaction does not change the control of Endesa
        Internacional over the Chilean holding.

   Today Elesur, a Chilean subsidiary 100% owned by Endesa Internacional, has transferred to the latter its 5% stake in Enersis. As a result, Endesa Internacional becomes the direct and only owner of Endesa's (NYSE:ELE) interest in the Chilean holding Enersis.
   Last December 1st, Elesur held an Extraordinary General Shareholders' Meeting that approved the transfer of all its shares in Enersis to Endesa Internacional. The stake represents approximately a 5% of Enersis share capital, received by Elesur as a payment for the capital reduction in Compania de Inversiones Chispa Uno, S.A. (a 99.9% subsidiary of Elesur).
   The change in the ownership is part of the corporate optimization process developed in the latest months. This process aims to simplify and make more efficient Endesa's ownership structure in Chile.
   This transaction, that does not change Endesa's control over the Chilean company, has been executed at the previous day closing price in the Chilean stock market.
   For additional information please contact David Raya, North
America Investor Relations Office, telephone # 212 750 7200 http://www.endesa.es

    CONTACT: Endesa
             North America Investor Relations Office
             David Raya, 212-750-7200
             http://www.endesa.es